THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 22.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2001

MADECO INC.
(Translation of Registrant's Name into English)

URETA COX 930
SANTIAGO, CHILE
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________.

This report consists of a press release issued by Madeco S.A. (the "Company") on August 29, 2002 announcing the Company's Second Quarter 2002 consolidated financial results.

MADECO

FOR IMMEDIATE RELEASE

For further information contact:
Marisol Fernández
Investor Relations
Voice : (56 2) 520-1390
Fax : (56 2) 520-1545
E-mail : mfl@madeco.cl
Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE SECOND QUARTER 2002

(Santiago, Chile, August 29th, 2002) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its **consolidated financial results** in Chilean GAAP for the quarter ended June 30th, 2002. All figures are expressed in Chilean pesos as of June 30th, 2002 (the year-over-year CPI variation totaled 2.1%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$688.05).

1. MADECO'S HIGHLIGHTS

- On an annualized basis, Madeco's consolidated revenues and EBITDA for the January-June 2002 period (1H02) amounted to approximately US$370 million and US$29 million, respectively.
- The Company's net sales generated in 2Q02 were similar to the immediately preceding quarter (1Q02), reflecting increased revenues in the Wire and Cable and Flexible Packaging units and a revenue decline in the Brass Mills and Aluminum units. Moreover, in three of the Company's business units, both operating income and operating margin grew versus the 1Q02 period; on the other hand, the Wire and Cable business unit was negatively impacted by the drop in telecom cable sales.
- The Aluminum unit's results improved notably in the 1H02 period, reflecting the termination of the curtain wall business as well as the Company's extensive "Indalum Building Systems" commercial efforts. Operating income grew more than 19 times versus the previous year's figure (from Ch$105 million to Ch$2,152 million) and operating margin rose 14 percentage points. Moreover, EBITDA increased, from Ch$468 million to Ch$2,471 million.
- Due to the restructuring initiatives, the Flexible Packaging unit's EBITDA for the 1H02 was more than double last year's figure (from Ch$782 million to Ch$2,266 million), despite the year-over-year decline in the unit's revenues.
- Operating results for the Brass Mills unit improved in 1H02 versus the same period last year, both in absolute terms (+7.4%) and as a percentage of sales (from 3.3% in

1H01 to 4.9% in 1H02), despite the poorer performance in the coin division and the temporary cessation of production activity in Argentina.

- The Wire and Cable business unit continues to be impacted by the depressed investment activity in the telecommunication sector, having generated low sales of copper and optical fiber telecommunication cables in 1H02. The international economic slowdown, coupled with the aforementioned fall-off in the telecom sector, resulted in a year-over-year 45.0% decline in the Wire and Cable unit's revenues.
- The Company's non-operating results were also severely impacted by the currency translation of its foreign subsidiaries' results, pursuant to Technical Bulletin N° 64. As a consequence of Argentina's peso devaluation and the Brazilian real devaluation, the Company recorded YTD losses of Ch$5,252 million and Ch$1,696 million, respectively.
- During 2Q02, the Company continued its financial restructuring. In April, the Company obtained a modification to its Bondholders' agreement with respect to its Series B bonds. In addition, the Company held two Extraordinary Shareholders' Meetings, in July and August, in order to obtain the authorization for its capital increase as well as define the terms and conditions of the financial operation and the valuation of debt to be capitalized.

2. CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (EXHIBITS 1 & 2)

Year-over-year figures are not directly comparable as the 2002 results include the temporary closure of the Company's Argentine wire and cable and brass mills production facilities since December 2001 as well as the Company's exit from the curtain wall business in 1Q02.

2.1. REVENUES

2Q Revenues generated in 2Q02 totaled Ch$64,304 million, a 38.0% decrease versus the same period of the previous year (Ch$103,672 million). Revenues in 2002 were negatively impacted by the aforementioned strategic operating reductions, as well as the region's economic slowdown which has been further exacerbated by Argentina's deep recession and Brazil's unfolding developments.

YTD Revenues amounted to Ch$128,283 million for the first six months of 2002, a 34.2% decrease versus the Ch$194,979 million generated in 1H01.

2.2. GROSS INCOME AND GROSS MARGIN

2Q Gross income amounted to Ch$8,513 million in 2Q02, a 40.5% decrease versus the Ch$14,314 million registered during the same period last year. Despite reductions in the Company's fixed cost structure, gross income was severely impacted by the weakened performance of the Wire and Cable unit due to the reduced investment activity among its principal client sectors (especially telecom and construction). On the other hand, gross income improved for the Brass Mills, Flexible Packaging and Aluminum units, both in absolute terms and as a percentage of net sales.

YTD Gross income amounted to Ch$16,388 million for the first six months of 2002, a 41.1% decrease versus Ch$27,827 million obtained in 1H01. The Company's gross margin in 2002 amounted to 12.8% versus 14.3% for the same period last year.

2.3. Operating Income and Operating Margin

2Q The Company's operating income amounted to Ch$1,749 million in 2Q02, compared to Ch$5,287 million generated in the same period of 2001. The weaker performance reflects lower operating income in the Company's largest business unit (Wire and Cable), partially compensated by improved results in the Company's other three units: Brass Mills, Flexible Packaging and Aluminum.

YTD Madeco's operating income amounted to Ch$3,903 million in 1H02, versus Ch$11,268 million generated in 1H01.

2.4. Non-Operating Results

2Q The Company's non-operating loss in 2Q02 amounted to Ch$9,515 million, versus a loss of Ch$10,474 million loss in the same period last year.

- *Price-level restatement and translation losses*: amounted to a Ch$3,775 million loss in 2Q02 versus a Ch$4,346 million loss in 2Q01. In 2002, the translation losses resulted primarily from the devaluation of the Brazilian real versus the US dollar (-Ch$5,398 million), which were compensated by currency hedges (+Ch$4,413 million). Moreover, the devaluation of the Argentine peso against the US dollar resulted in losses in 2Q02 (-Ch$7,491 million), which were offset by a gain recorded by the Company due to the reversal of a provision previously recorded (+Ch$8,144 million). At December 31, 2001, the Company registered a non-recurring Ch$12,535 million provision to reflect the best estimate, at the time, of the Argentine financial crisis' potential effects on Madeco's assets. Taking into account subsequent analyses performed by the Company during the year 2002, it was concluded that there is no impairment of property, plant and equipment as a consequence of Argentina's deep economic recession. The non-operating losses were partially offset by copper price increases, that resulted in higher price-level restatement of inventories.
- *Other non-operating expenses*: amounted to Ch$812 million in 2Q02, which compares favorably versus the Ch$1,023 million expense recorded in 2Q01. The Company registered in 2Q02 an extraordinary non-operating expense for the depreciation of assets for sale (Ch$1,570 million) and charges related to the amortization of property (Ch$196 million). On the other hand, the Company in 2Q02 registered reversals of previously recorded non-operating expenses: Ch$760 million related to the reversal of a provision associated with the Argentina situation and Ch$470 million for the reversal of severance payments. In 2Q01, Madeco registered an allowance for valuation of assets in subsidiaries (Ch$466 million), tax write-offs in foreign subsidiaries (Ch$385 million) and provisions for pending lawsuits (Ch$148 million).

- *Net financial expenses*: amounted to Ch$4,507 million in 2Q02, 12.9% lower than the Ch$5,174 million recorded in 2Q01; the decrease reflects a reduction of interest rates.
- *Other non-operating income*: amounted to Ch$47 million in 2Q02, versus Ch$987 million in 2Q01. Last year, the Company recorded extraordinary income of Ch$220 million due to proceeds from the sale of property, plant and equipment. Moreover, the Company registered a non-recurring gain of Ch$371 million related to its divestiture of a 25% stake in Optel as a consequence of the devaluation of the Chilean peso.

YTD Amounted to a loss of Ch$22,640 million in 1H02 versus a Ch$15,106 million loss in 2001. The increase in non-operating losses was the result of higher price level restatement losses (from Ch$6,682 million in 1H01 to Ch$9,241 million in 1H02), an increase in other non-operating expenses (from Ch$1,216 million in 1H01 to Ch$3,860 million in 1H02) and a decrease in other non-operating income (from Ch$4,088 million in 1H01 to Ch$77 million in 1H02). The increased non-operating loss was partially offset by lower financial expenses (from Ch$10,593 million in 1H01 to Ch$9,516 million in 1H02).

2.5. NET INCOME

2Q Net loss before taxes in 2Q02 amounted to Ch$7,766 million, versus a loss of Ch$5,187 million in 2Q01.

- The income tax in 2Q02 and 2Q01 amounted to Ch$393 million and Ch$1,856 million, respectively.
- The Company's minority interest primarily reflects the proportion of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa and Optel. The Company's minority interest in 2Q02 amounted to a Ch$1,332 million credit versus a Ch$1,164 million expense in 2Q01; for 2Q02, both Alusa and Optel registered losses.

In conclusion, the Company's net loss after taxes in 2Q02 amounted to Ch$6,821 million versus a Ch$8,289 million loss a year ago.

YTD Net loss before taxes in 2002 amounted to Ch$18,737 million, versus a Ch$3,838 million loss in 2001.

- The income tax in 2002 and 2001 amounted to Ch$706 million and Ch$3,824 million, respectively.
- The Company's minority interest amounted to a Ch$2,290 million credit in 2002 versus a Ch$1,351 million expense last year.

The Company's net loss after taxes in 2002 amounted to Ch$17,142 million versus a net loss of Ch$9,089 million a year ago.

2.6. FOREIGN CURRENCY TRANSLATION

The cumulative adjustments from foreign currency translation resulted from the adoption in 1998 of Technical Bulletin 64 and corresponds to the net differences between changes in the Chilean Consumer Price Index (CPI) and the devaluation or revaluation of the Chilean peso against the US dollar arising from foreign investments and related liabilities which have been designated as hedges.

2Q At the equity level, the positive adjustment from foreign currency translation for the Company amounted to Ch$6,785 million in 2Q02, which compensated in great part the effect of the losses for the period (Ch$6,821 million).

YTD At the equity level, the positive adjustment from foreign currency translation amounted to Ch$7,754 million for the first six months of 2002, which partially compensated the effect of the losses for the period (Ch$17,142 million).

3. BUSINESS UNIT ANALYSIS

The following discussion of the Company's four business units focuses on year-over-year performance for the second quarter period. The second quarter and first half results by business units are included in the exhibits following the text of this report.

3.1. Wire & Cable

Consolidated revenues in 2Q02 were Ch$33,179 million, a 49.4% decrease versus Ch$65,550 million in 2Q01, reflecting in part the temporarily closure of the Company's Argentine cable operation. Moreover, volume sales decreased in the Brazilian operation, caused by the drop-off in demand of telecom cable (both copper and optical fiber cables).

Gross income was Ch$2,971 million in 2Q02, representing a 73.5% decrease versus the Ch$11,200 million generated in 2Q01, reflecting the decrease in volume sales. Moreover, as a consequence of the fall-off in telecommunications cable demand in Brazil, the sales mix for the Company's four cable operations included a higher proportion of relatively lower value-added products.

In response to the decline in demand, the Company implemented multiple restructuring measures at the end of the fourth quarter 2001, most particularly in Brazil and Argentina; as a consequence of the restructuring, overall year-over-year SG&A expenses for the Wire and Cable unit dropped 27.6% (from Ch$5,483 million in 2Q01 to Ch$3,972 million in 2Q02). Nevertheless, due to the decline in sales activity in 2002, operating income for the unit amounted to a Ch$1,002 million loss, versus a Ch$5,717 million gain in 2Q01.

3.1.1. Brazil: Revenues in 2Q02 amounted to Ch$19,856 million, a 16.1% decrease from Ch$23,656 million generated in 2Q01. The drop in net sales reflects the devaluation of the Real currency as well as a 15.6% volume sales decline versus last year; in particular, the Brazilian operation registered lower volume sales of copper telecom cables (-90%), copper thermo-plastic cables (-7%) and aluminum bare wire (-4%). The volume decreases were partially offset by higher investments in the energy sector, which resulted in higher sales of copper thermo-stable cables (+60%), aluminum thermo-stable cables (+72%) and copper bare wire (+130%).

COGS decreased 15.3%, from Ch$21,464 million in 2Q01 to Ch$18,185 million in 2Q02. The COGS decrease reflects the volume sales decline as well as the Company's fixed cost structure reduction. The decreases were partially offset by higher utility costs (primarily energy and fuel), an increase in salary expenses and a slight increase in raw material costs provoked by special raw material purchases required to fulfill a large thermo-plastic cables order.

SG&A expenses increased 3.1%, from Ch$1,597 million in 2Q01 to Ch$1,647 million in 2Q02. The rise in SG&A expenses reflects both higher uncollectible accounts and a lower credit for other administrative fees. The increases were partially offset by the Company's restructuring measures, which decreased salary expenditures (-25%) and third

MADECO

party services (-96%) in US dollar terms. Operating income dropped from Ch$596 million in 2Q01 to Ch$24 million in 2Q02.

3.1.2. Optical Fiber: For 2Q02, Optel registered revenues of Ch$299 million, representing a fraction of the revenues generated in 2Q01 (Ch$21,859 million). The 98.1% decline in volume sales is the product of the Brazilian telecom demand collapse, which commenced in the second half of 2001.

COGS amounted to Ch$477 million in 2Q02 versus Ch$15,862 million in 2Q01, reflecting lower volume sales. SG&A expenses amounted to Ch$197 million in 2Q02, an 88.8% drop versus Ch$1,762 million in 2Q01. The unit's operating loss for 2Q02 amounted to Ch$375 million, versus an operating income of Ch$4,236 million in 2Q01.

3.1.3. Chile: Revenues amounted to Ch$10,765 million in 2Q02, a 0.8% increase compared to Ch$10,679 million generated in 2Q01; the increased revenues reflect a 9.1% volume growth offset by a drop in average prices. The volume increase reflects higher export sales of copper rod and increased market share in the building wire and copper thermo-plastic cable segments due to the Company's improved client service as well as the aforementioned price reductions. In contrast, export sales of copper telecom cable decreased due to the pronounced decline of Brazilian telecom activity.

COGS increased 7.9%, from Ch$9,352 million in 2Q01 to Ch$10,092 million in 2Q02. The COGS increase outpaced the rise in revenues due mainly to the greater proportion of relatively lower value-added products in the sales mix. SG&A expenses increased 42.5%, from Ch$692 million in 2Q01 to Ch$986 million in 2Q02, reflecting increased uncollectible accounts and other provisions. Chilean operating results decreased from a Ch$635 million gain in 2Q01 to a Ch$313 million loss in 2Q02.

3.1.4. Peru: Revenues increased 10.3%, from Ch$8,508 million in 2Q01 to Ch$9,381 million in 2Q02. The revenue growth reflects a 21.9% volume sales increase resulting from higher copper rod sales to Brazil as well as higher domestic demand of building wire and copper thermo-plastic cables due to increased construction activity; volume increases were partially offset by lower copper telecom cable sales to Brazil.

COGS amounted to Ch$8,236 million in 2Q02, a 12.9% increase versus Ch$7,292 million incurred in 2Q01, due mainly to volume growth. The COGS increase outpaced revenue growth due to a higher percentage of relatively lower value-added products in the sales mix (exports primarily consisted of copper telecom cables in 2001 and copper rod in 2002), partially compensated by a slight increase in productivity levels (20.4 kg/man-hour in 2Q01 to 20.9 in 2Q02) and a drop in raw material costs. SG&A expenses increased 7.9%, from Ch$567 million in 2Q01 to Ch$612 million in 2Q02, due mainly to an increase in salary expenses as a consequence of the addition of a new retail outlet in

Arequipa beginning in May 2001 as well as higher expenses related to exports. SG&A increases were partially offset by lower uncollectible accounts as well as less provision amounts for obsolete inventory.

Operating income amounted to Ch$533 million in 2Q02, a 17.9% drop versus Ch$649 million in 2Q01.

3.1.5. Argentina: Revenues amounted to Ch$352 million in 2Q02, representing a 93.2% decrease versus Ch$5,208 million generated in 2Q01. As discussed earlier, the Company's Argentine operations have been temporarily closed as a consequence of the country's deep economic recession. The reduced operating figures reflect sales of existing product inventory.

COGS dropped 93.0%, from Ch$4,515 million in 2Q01 to Ch$317 million in 2Q02. SG&A expenses decreased 79.2%, from Ch$774 million in 2Q01 to Ch$161 million in 2Q02. The incurrence of COGS and SG&A reflects the operation's minimal sales activity. The Company's operating loss in 2Q02 amounted to Ch$126 million versus an Ch$81 million loss in the same period a year ago.

3.2. Brass Mills

Revenues for the Brass Mills unit in 2Q02 totaled Ch$13,830 million, representing a 29.1% decrease versus Ch$19,498 million generated in 2Q01. The revenue decline in 2002 reflects the temporary closure of the Company's Argentine Brass Mills production facilities. The decrease also reflects lower proforma volume sales from the Chilean operations (18.9%), most notably lower export sales of pipe, bar and sheet products as well as coins; the export decline was the consequence of the economic slowdown which began in the second half of 2001.

Gross income increased from Ch$1,772 million in 2Q01 to Ch$2,120 million in 2Q02, reflecting stronger performance in Chile's PBS division as well as the minimization of Argentina's losses. The brass mills unit's operating income for 2Q02 totaled Ch$846 million, compared to Ch$241 million obtained in 2Q01.

3.2.1. Chile-PB&S: Revenues decreased 14.0%, from Ch$13,176 million in 2Q01 to Ch$11,330 million in 2Q02, reflecting a 16.6% drop in volume sales. International demand levels for the Company's products have been depressed since the economic slowdown in the United States and Europe which commenced in 2001. In addition, domestic sales of aluminum sheets have been negatively impacted by the devaluation of the Argentine peso versus the US dollar, which results in competitively priced aluminum products imported from our neighboring country.

COGS totaled Ch$9,622 million in 2Q02, a 17.7% decrease versus Ch$11,685 million recorded in 2Q01. The COGS decline reflects higher productivity levels (from 29.1 kg/man-hour in 2Q01 to 30.7 kg/man-hour in 2Q02), lower aluminum and zinc prices

(3.8% and 6.4%, respectively) as well as lower salary expenses due to a 21.2% headcount reduction. SG&A expenses grew 38.1%, from Ch$641 million in 2Q01 to Ch$885 million in 2Q02, reflecting increased uncollectible accounts and other provisions.

Operating income for 2Q02 amounted to Ch$823 million, a 3.2% decrease versus Ch$850 million generated in 2Q01.

3.2.2 Argentina-PB&S: Given the temporary cessation of Decker-Indelqui's operations, revenues in 2Q02 amounted to Ch$608 million, 80.9% lower than the Ch$3,189 million generated in 2Q01. The reduced operating figures reflect sales of the unit's existing product inventory.

COGS decreased 84.9%, from Ch$3,278 million in 2Q01 to Ch$496 million in 2Q02. SG&A expenses amounted to Ch$563 million in 2Q01 and Ch$162 million in 2Q02. The COGS and SG&A decreases reflect the significantly reduced activity and includes the costs and expenses related to the sales of existing product inventory. The Argentine unit's operating loss in 2Q02 amounted to Ch$50 million, versus a Ch$653 million operating loss recorded in 2Q01.

3.2.3. Coin unit: Revenues decreased 34.6%, from Ch$4,052 million in 2Q01 to Ch$2,650 million in 2Q02, reflecting a 30.9% decrease in volume sales as a consequence of the drop in the Euro coin demand. Moreover, the revenue decline reflects lower fabrication services contracted by the Chilean Mint (*Casa de Moneda de Chile*).

COGS decreased 34.3%, from Ch$3,608 million in 2Q01 to Ch$2,371 million in 2Q02. COGS decreased primarily due to lower volume sales as well as a decrease in raw material costs. SG&A decreased 34.8%, from Ch$256 million in 2Q01 to Ch$167 million in 2Q02. The decrease in 2002 reflects lower expenses related to export sales; in 2001, exports were primarily made to Europe and in 2002, export sales have been destined to Latin American countries. Operating income decreased 39.9%, from Ch$188 million in 2Q01 to Ch$113 million in 2Q02.

3.3. Flexible Packaging

3.3.1. Chile: Total revenues for 2Q02 were Ch$7,141 million, a 6.7% increase versus Ch$6,694 million in 2Q01, explained by an increase in average prices, a change in the sales mix towards relatively higher value-added rotogravure products and a 1.1% increase in volume sales. Moreover, export sales more than doubled versus a year ago, as a result of the development of closer relationships with some of its international clients.

COGS amounted to Ch$6,261 million in 2Q02, an 8.3% decrease versus Ch$6,826 million incurred in 2Q01, reflecting lower raw material costs, lower salary expenses, lower overtime charge expenses and lower depreciation costs.

MADECO

The Company's SG&A expenses increased 5.2%, from Ch$498 million in 2Q01 to Ch$524 million in 2Q02, primarily the consequence of increased sales activity resulting in higher sales commissions. The Chilean packaging unit's operating result increased from a Ch$629 million loss in 2Q01 to a Ch$357 million gain in 2Q02, reflecting the Company's commercial efforts and the restructuring measures undertaken during 2001.

3.3.2. Argentina: Total net sales in 2Q02 amounted to Ch$3,301 million, a 30.0% decrease versus Ch$4,719 million generated the previous year. The drop in revenues reflects lower volume sales (9.3%), as well as the Argentine peso devaluation.

COGS decreased 36.6%, from Ch$4,292 million in 2Q01 to Ch$2,722 million in 2Q02. SG&A expenses amounted to Ch$123 million in 2Q02, a 66.1% decrease versus the previous year (Ch$363 million). The year-over-year variations in COGS and SG&A expenses reflect the drop in raw material prices as well as a reduction in personnel expenses due to a salary adjustment, which was implemented as a consequence of the country's economic crisis.

The Argentine packaging unit registered an operating income amounting to Ch$457 million in 2Q02, a notable improvement versus the Ch$64 million obtained in 2Q01.

3.4. Aluminum

3.4.1. Aluminum Profiles: Net sales increased 14.1%, from Ch$5,975 million in 2Q01 to Ch$6,820 million in 2Q02, reflecting a rise in average prices. The revenue increase was the fruit of the Company's extensive commercial efforts under the concept "Indalum Building Systems". The program entails an improvement in Indalum's image and focuses on providing solutions to customers as well as the launch of new higher value-added products.

COGS increased 2.9%, from Ch$4,757 million in 2Q01 to Ch$4,897 million in 2Q02, mainly due to increased volume sales and an increase in raw material costs (+1.5%), partially offset by an improvement in productivity levels. Despite the revenue increase, SG&A expenses dropped 12.4%, from Ch$815 million in 2Q01 to Ch$714 million in 2Q02, due mainly to a reduction in general expenses and lower uncollectible accounts, as well as the implementation of a new financial information system in 2001.

Operating income for the profiles unit amounted to Ch$1,209 million in 2Q02, a notable improvement versus Ch$403 million generated in the previous year. Moreover, the unit's operating margin more than doubled (6.7% in 2Q01 and 17.7% for 2Q02).

3.4.2. Curtain walls: At the beginning of the year 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company decided to exit the complementary curtain wall business segment. The operating figures registered during 2Q02 reflect the termination of the Company's curtain wall projects.

Revenues for 2Q02 amounted to Ch$33 million, significantly lower than the Ch$1,236 million generated in 2Q01; the 2002 revenue figure primarily reflects the completion of the Uruguayan Torre Antel project.

COGS decreased from Ch$1,406 million in 2Q01 to a credit of Ch$6 million in 2Q02. SG&A amounted to Ch$42 million in 2Q02, representing an 82.3% decline versus the same period of the previous year (Ch$237 million). The operating loss for the curtain wall unit amounted to Ch$3 million for 2Q02, versus a Ch$407 million loss for the same period a year ago.

4. BALANCE SHEET ANALYSIS (EXHIBIT 7)

4.1. Assets: Total assets of the Company as of June 2002, were Ch$401,416 million, a 13.4% decrease compared to Ch$463,621 million at June 2001. The primary differences are:

- *Current assets* amounted to Ch$139,058 million at June 2002, a 25.4% decrease compared to Ch$186,450 million at June 2001. The drop in current assets includes the decrease in total account receivables (39.9%) and reflects both the Company's efforts to improve its customer credit payments as well as the overall lower level of sales activity.
- *Fixed assets* decreased 3.9%, from Ch$217,500 million at June 2001 to Ch$208,918 million at June 2002. The assets declined in part due to the non-recurring provision made for valuation adjustments to the Company's Argentine assets. Moreover, capital expenditures for the year 2001 were lower than the year's depreciation expense.
- *Other assets* amounted to Ch$53,439 million in 2002, 10.4% lower than the Ch$59,671 million in 2001. The primary variations were a decrease in the recovery of tax benefits in Argentina and a lower income tax credit in Argentina.

4.2. Liabilities: Total liabilities of the Company as of June 2002, were Ch$274,052 million, a 3.4% decrease compared to Ch$283,570 million at June 2001. The primary differences were:

- *Current liabilities* amounted to Ch$138,905 million in 2002, a 21.7% decrease versus Ch$177,352 million recorded in 2001. Total short-term debt was reduced as a consequence of payments made from the proceeds of the Company's bond issuance.
- *Long-term liabilities* were Ch$135,147 million in 2002, a 27.2% increase compared to Ch$106,218 million last year, due to a bond placement in the local market for a total of US$35.5 MM. The bond's interest payments are due every six months, its annual interest rate is 6.2% and the principal is payable on May 1st, 2004.

4.3. Shareholders' Equity: Total Shareholders' Equity of the Company as of June 2002 was Ch$114,695 million, down 29.6% compared to Ch$162,901 million at June 2001. The main difference was:

MADECO

- *Retained earnings* amounted to a Ch$53,685 million loss in 2002 versus a Ch$4,753 million gain in 2001.

****

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

MADECO

Exhibit 1: Consolidated Income Statement
(Second Quarter)

	Ch$ millions			US$ millions (1)		
	2Q01	2Q02	% Change	2Q01	2Q02	% Change
Revenues	103,672	64,304	-38.0%	164.8	93.5	-43.3%
COGS	(89,358)	(55,791)	-37.6%	(142.1)	(81.1)	-42.9%
Gross Income	**14,314**	**8,513**	**-40.5%**	**22.8**	**12.4**	**-45.6%**
Gross Margin	*13.8%*	*13.2%*	-	*13.8%*	*13.2%*	-
SG&A	(9,027)	(6,764)	-25.1%	(14.4)	(9.8)	-31.5%
% sales	*8.7%*	*10.5%*	-	*8.7%*	*10.5%*	-
Operating Income	**5,287**	**1,749**	**-66.9%**	**8.4**	**2.5**	**-69.8%**
Operating Margin	*5.1%*	*2.7%*	-	*5.1%*	*2.7%*	-
Financial Income	334	558	67.0%	0.5	0.8	52.7%
Financial Expenses	(5,508)	(5,065)	-8.1%	(8.8)	(7.4)	-15.9%
Positive Goodwill Amortization	(901)	(566)	-37.2%	(1.4)	(0.8)	-42.6%
Equity in Earning (Losses) of Related Companies	(16)	97	N/A	(0.0)	0.1	N/A
Other non-Operating Incomes	987	47	-95.3%	1.6	0.1	-95.7%
Other non-Operating Expenses	(1,023)	(812)	-20.6%	(1.6)	(1.2)	-27.4%
Price-level Restatements	(4,346)	(3,774)	-13.2%	(6.9)	(5.5)	-20.6%
Non-Operating Results	**(10,474)**	**(9,515)**	**-9.2%**	**(16.7)**	**(13.8)**	**-17.0%**
Income (Loss) Before Income Taxes	(5,187)	(7,766)	49.7%	(8.2)	(11.3)	36.9%
Income Tax	(1,856)	(393)	-78.8%	(3.0)	(0.6)	-80.7%
Extraordinary Items	(86)	-	N/A	0.0	0.0	N/A
Minority Interest	(1,164)	1,332	N/A	(1.9)	1.9	N/A
Negative Goodwill Amortization	5	5	4.5%	0.0	0.0	-4.5%
Net Income (Loss)	**(8,289)**	**(6,821)**	**-17.7%**	**(13.0)**	**(9.9)**	**-24.0%**

1 Exchange rate on June 2002 US$1.00 = 688.05
Exchange rate on June 2001 US$1.00 = 629

Exhibit 2: Consolidated Income Statement
(Six Months Ended June 30)

	Ch$ millions			US$ millions (1)		
	YTD June 01	YTD June 02	% Change	YTD June 01	YTD June 02	% Change
Revenues	194,979	128,283	-34.2%	310.0	186.4	-39.9%
COGS	(167,152)	(111,895)	-33.1%	(265.7)	(162.6)	-38.8%
Gross Income	**27,827**	**16,388**	-	**44.2**	**23.8**	-
Gross Margin	*14.3%*	*12.8%*	*-10.5%*	*14.3%*	*12.8%*	*-10.5%*
SG&A	(16,559)	(12,485)	-24.6%	(26.3)	(18.1)	-31.1%
% sales	*8.5%*	*9.7%*	-	*8.5%*	*9.7%*	-
Operating Income	**11,268**	**3,903**	**-65.4%**	**17.9**	**5.7**	**-68.3%**
Operating Margin	*5.8%*	*3.0%*	-	*5.8%*	*3.0%*	-
Financial Income	857	842	-1.8%	1.4	1.2	-10.2%
Equity in Earning (Losses) of Related Companies	(183)	174	N/A	(0.3)	0.3	N/A
Other non-Operating Income	4,088	77	-98.1%	6.5	0.1	-98.3%
Financial Expenses	(10,593)	(9,516)	-10.2%	(16.8)	(13.8)	-17.9%
Positive Goodwill Amortization	(1,377)	(1,117)	-18.9%	(2.2)	(1.6)	-25.8%
Other non-Operating Expenses	(1,216)	(3,860)	217.4%	(1.9)	(5.6)	190.1%
Price-level Restatement	(6,682)	(9,240)	38.3%	(10.6)	(13.4)	26.4%
Non-Operating Results	**(15,106)**	**(22,640)**	**49.9%**	**(24.0)**	**(32.9)**	**37.0%**
Income (Loss) Before Income Taxes	(3,838)	(18,737)	388.1%	(6.1)	(27.2)	346.3%
Income Tax	(3,824)	(706)	-81.5%	(6.1)	(1.0)	-83.1%
Extraordinary Items	(86)	-	N/A	(0.1)	0.0	N/A
Minority Interest	(1,351)	2,290	N/A	(2.1)	3.3	N/A
Negative Goodwill Amortization	10	11	5.3%	0.0	0.0	-3.7%
Net Income (Loss)	**(9,089)**	**(17,142)**	**88.6%**	**(14.5)**	**(24.9)**	**72.4%**

1 Exchange rate on June 2002 US$1.00 = 688.05
Exchange rate on June 2001 US$1.00 = 629

MADECO

Exhibit 3: Operating Results by Business Unit in Ch$ millions
(Second Quarter)

Second Quarter 2001	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum	Total
Revenues	65,550	19,498	11,413	7,211	103,672
COGS	(54,350)	(17,726)	(11,117)	(6,165)	(89,358)
Gross Income	**11,200**	**1,772**	**296**	**1,046**	**14,314**
Gross Margin	*17.1%*	*9.1%*	*2.6%*	*14.5%*	*13.8%*
SG&A	(5,483)	(1,531)	(922)	(1,091)	(9,027)
% sales	*8.4%*	*7.9%*	*8.1%*	*15.1%*	*8.7%*
Operating Income	**5,717**	**241**	**(626)**	**(45)**	**5,287**
Operating Margin	*8.7%*	*1.2%*	*-5.5%*	*-0.6%*	*5.1%*
EBITDA	7,565	1,089	20	138	8,812
Segment Contribution					
% Revenues	*63.2%*	*18.8%*	*11.0%*	*7.0%*	***100.0%***
% Operating Income	*108.1%*	*4.6%*	*-11.8%*	*-0.8%*	***100.0%***

Second Quarter 2002	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum	Total
Revenues	33,179	13,830	10,442	6,853	64,304
COGS	(30,208)	(11,709)	(8,982)	(4,891)	(55,791)
Gross Income	**2,971**	**2,120**	**1,460**	**1,962**	**8,513**
Gross Margin	*9.0%*	*15.3%*	*14.0%*	*28.6%*	*13.2%*
SG&A	(3,972)	(1,275)	(715)	(802)	(6,764)
% sales	*12.0%*	*9.2%*	*6.8%*	*11.7%*	*10.5%*
Operating Income	**(1,002)**	**846**	**745**	**1,160**	**1,749**
Operating Margin	*-3.0%*	*6.1%*	*7.1%*	*16.9%*	*2.7%*
EBITDA	849	1,403	1,364	1,313	4,930
Segment Contribution					
% Revenues	*51.6%*	*21.5%*	*16.2%*	*10.7%*	***100.0%***
% Operating Income	*-57.3%*	*48.4%*	*42.6%*	*66.3%*	***100.0%***

Exhibit 4: Operating Results by Business Unit in Ch$ millions
(Six Months Ended June 30)

YTD 2001	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum	Total
Revenues	120,519	38,043	21,765	14,652	194,979
COGS	(100,516)	(33,576)	(20,577)	(12,483)	(167,152)
Gross Income	**20,003**	**4,466**	**1,188**	**2,169**	**27,827**
Gross Margin	*16.6%*	*11.7%*	*5.5%*	*14.8%*	*14.3%*
SG&A	(9,599)	(3,208)	(1,688)	(2,065)	(16,559)
% sales	*8.0%*	*8.4%*	*7.8%*	*14.1%*	*8.5%*
Operating Income	**10,404**	**1,259**	**(500)**	**105**	**11,268**
Operating Margin	*8.6%*	*3.3%*	*-2.3%*	*0.7%*	*5.8%*
EBITDA	14,034	2,921	782	468	18,205
Segment Contribution					
% Revenues	*61.8%*	*19.5%*	*11.2%*	*7.5%*	***100.0%***
% Operating Income	*92.3%*	*11.2%*	*-4.4%*	*0.9%*	***100.0%***

YTD 2002	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum	Total
Revenues	66,344	27,793	19,680	14,466	128,283
COGS	(59,889)	(24,010)	(17,294)	(10,701)	(111,895)
Gross Income	**6,455**	**3,782**	**2,387**	**3,764**	**16,388**
Gross Margin	*9.7%*	*13.6%*	*12.1%*	*26.0%*	*12.8%*
SG&A	(7,087)	(2,431)	(1,355)	(1,613)	(12,485)
% sales	*10.7%*	*8.7%*	*6.9%*	*11.1%*	*9.7%*
Operating Income	**(632)**	**1,351**	**1,032**	**2,152**	**3,903**
Operating Margin	*-1.0%*	*4.9%*	*5.2%*	*14.9%*	*3.0%*
EBITDA	2,861	2,491	2,266	2,471	10,089
Segment Contribution					
% Revenues	*51.7%*	*21.7%*	*15.3%*	*11.3%*	***100.0%***
% Operating Income	*-16.2%*	*34.6%*	*26.4%*	*55.1%*	***100.0%***

MADECO

Exhibit 5: Operating Results by Business Unit and Country in Ch$ millions

(Second Quarter)

	Second Quarter 2001							*Second Quarter 2002*						
	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable
Volume														
Tons	6,932	14,359		2,189	5,046	(2,629)	25,897	7,563	12,114		185	6,150	(6,014)	19,998
Kms.			306,781				306,781			5,819				5,819
Ch$ million														
Revenues	10,679	23,656	21,859	5,208	8,508	(4,360)	65,550	10,765	19,856	299	352	9,381	(7,474)	33,179
COGS	(9,352)	(21,464)	(15,862)	(4,515)	(7,292)	4,134	(54,350)	(10,092)	(18,185)	(477)	(317)	(8,236)	7,099	(30,208)
Gross Income	1,327	2,193	5,997	693	1,216	(226)	11,200	673	1,671	(178)	35	1,145	(376)	2,971
Gross Margin	*12.4%*	*9.3%*	*27.4%*	*13.3%*	*14.3%*		*17.1%*	*6.3%*	*8.4%*	*-59.5%*	*10.0%*	*12.2%*		*9.0%*
SG&A	(692)	(1,597)	(1,762)	(774)	(567)	(91)	(5,483)	(986)	(1,647)	(197)	(161)	(612)	(368)	(3,972)
Operating Income	635	596	4,236	(81)	649	(317)	5,717	(313)	24	(375)	(126)	533	(743)	(1,002)
Operating Margin	*5.9%*	*2.5%*	*19.4%*	*-1.6%*	*7.6%*		*8.7%*	*-2.9%*	*0.1%*	*-125.5%*	*-35.8%*	*5.7%*		*-3.0%*
EBITDA	985	1,592	4,314	172	926	(424)	7,565	42	1,046	(166)	(126)	824	(771)	849
Headcount	355	891	98	166	240	17	1,767	333	726	31	9	253	19	1,371

	Chile	Argentina	Coin	-	-	Interco	Brass Mills	Chile	Argentina	Coin	-	-	Interco	Brass Mills
Volume (tons)	7,870	1,714	1,474			(421)	10,637	6,563	355	1,019			(214)	7,723
Ch$ million														
Revenues	13,176	3,189	4,052			(919)	19,498	11,330	608	2,650			(759)	13,830
COGS	(11,685)	(3,278)	(3,608)			845	(17,726)	(9,622)	(496)	(2,371)			780	(11,709)
Gross Income	1,491	(89)	444			(75)	1,772	1,708	112	280			21	2,120
Gross Margin	*11.3%*	*-2.8%*	*11.0%*				*9.1%*	*15.1%*	*18.4%*	*10.6%*				*15.3%*
SG&A	(641)	(563)	(256)			(70)	(1,531)	(885)	(162)	(167)			(61)	(1,275)
Operating Income	850	(653)	188			(145)	241	823	(50)	113			(40)	846
Operating Margin	*6.5%*	*-20.5%*	*4.6%*				*1.2%*	*7.3%*	*-8.2%*	*4.3%*				*6.1%*
EBITDA	1,334	(384)	318			(178)	1,089	1,315	(50)	209			(71)	1,403
Headcount	510	172	223			17	922	416	9	200			18	643

	Chile	Argentina	-	-	-	Interco	Flexible Packaging	Chile	Argentina	-	-	-	Interco	Flexible Packaging
Volume (tons)	2,451	1,247				0	3,698	2,478	1,131				0	3,609
Ch$ million														
Revenues	6,694	4,719				0	11,413	7,141	3,301				0	10,442
COGS	(6,826)	(4,292)				0	(11,117)	(6,261)	(2,722)				0	(8,982)
Gross Income	(131)	427				0	296	881	579				0	1,460
Gross Margin	*-2.0%*	*9.1%*					*2.6%*	*12.3%*	*17.5%*					*14.0%*
SG&A	(498)	(363)				(61)	(922)	(524)	(123)				(68)	(715)
Operating Income	(629)	64				(61)	(626)	357	457				(68)	745
Operating Margin	*-9.4%*	*1.4%*					*-5.5%*	*5.0%*	*13.8%*					*7.1%*
EBITDA	(252)	332				(60)	20	686	747				(69)	1,364
Headcount	486	164					650	463	156					619

	Aluminum Profiles	Curtain Walls	-	-	-	Interco	Aluminum	Aluminum Profiles	Curtain Walls	-	-	-	Interco	Aluminum
Volume (tons)	2,629						2,629	2,626						2,626
Ch$ million														
Revenues	5,975	1,236				(0)	7,211	6,820	33				0	6,853
COGS	(4,757)	(1,406)				(2)	(6,165)	(4,897)	6				0	(4,891)
Gross Income	1,218	(170)				(2)	1,046	1,923	39				0	1,962
Gross Margin	*20.4%*	*-13.7%*					*14.5%*	*28.2%*	*118.2%*					*28.6%*
SG&A	(815)	(237)				(39)	(1,091)	(714)	(42)				(46)	(802)
Operating Income	403	(407)				(41)	(45)	1,209	(3)				(46)	1,160
Operating Margin	*6.7%*	*-32.9%*					*-0.6%*	*17.7%*	*-10.4%*					*16.9%*
EBITDA	627	(449)				(40)	138	1,351	8				(46)	1,313
Headcount	347	216					563	351	2					353

MADECO

Exhibit 6: Operating Results by Business Unit and Country in Ch$ millions

(Six Months Ended June 30)

	Year to Date 2001							Year to Date 2002						
	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable
Volume														
Tons	13,361	30,900		5,001	10,240	(4,821)	**54,681**	15,451	24,793		311	10,626	(8,788)	**42,393**
Kms.			496,240				**496,240**			6,477				**6,477**
Ch$ million														
Revenues	20,324	49,922	31,028	9,884	16,866	(7,505)	**120,519**	21,784	38,470	395	542	16,009	(10,857)	**66,344**
COGS	(18,233)	(44,317)	(21,840)	(8,833)	(14,478)	7,184	**(100,516)**	(20,388)	(34,711)	(776)	(500)	(13,913)	10,399	**(59,889)**
Gross Income	2,091	5,605	9,188	1,051	2,388	(321)	**20,003**	1,396	3,759	(381)	42	2,096	(458)	**6,455**
Gross Margin	*10.3%*	*11.2%*	*29.6%*	*10.6%*	*14.2%*		***16.6%***	*6.4%*	*9.8%*	*-96.5%*	*7.8%*	*13.1%*		***9.7%***
SG&A	(1,538)	(3,155)	(2,298)	(1,160)	(1,084)	(363)	**(9,599)**	(1,761)	(2,852)	(452)	(346)	(1,089)	(586)	**(7,087)**
Operating Income	553	2,450	6,890	(109)	1,304	(684)	**10,404**	(365)	907	(833)	(304)	1,007	(1,044)	**(632)**
Operating Margin	*2.7%*	*4.9%*	*22.2%*	*-1.1%*	*7.7%*		***8.6%***	*-1.7%*	*2.4%*	*-210.9%*	*-56.1%*	*6.3%*		***-1.0%***
EBITDA	1,256	4,358	7,040	377	1,830	(828)	**14,034**	348	2,879	(546)	(304)	1,556	(1,072)	**2,861**
Headcount	355	891	98	166	240	17	**1,767**	333	726	31	9	253	19	**1,371**

	Year to Date 2001							Year to Date 2002						
	Chile	Argentina	Coin	-	-	Interco	Brass Mills	Chile	Argentina	Coin	-	-	Interco	Brass Mills
Volume (tons)	*15,995*	*4,059*	*2,710*			*(1,860)*	***20,905***	*12,710*	*808*	*1,973*			*(244)*	***15,248***
Ch$ million														
Revenues	27,291	6,618	7,121			(2,988)	**38,043**	22,405	1,290	5,017			(919)	**27,793**
COGS	(23,065)	(6,979)	(6,238)			2,706	**(33,576)**	(19,074)	(1,153)	(4,738)			955	**(24,010)**
Gross Income	4,226	(360)	883			(282)	**4,466**	3,331	137	279			35	**3,782**
Gross Margin	*15.5%*	*-5.4%*	*12.4%*				***11.7%***	*14.9%*	*10.6%*	*5.6%*				***13.6%***
SG&A	(1,411)	(1,163)	(523)			(111)	**(3,208)**	(1,629)	(278)	(364)			(160)	**(2,431)**
Operating Income	2,815	(1,523)	360			(393)	**1,259**	1,702	(141)	(85)			(125)	**1,351**
Operating Margin	*10.3%*	*-23.0%*	*5.1%*				***3.3%***	*7.6%*	*-10.9%*	*-1.7%*				***4.9%***
EBITDA	3,782	(1,007)	620			(474)	**2,921**	2,669	(141)	120			(158)	**2,491**
Headcount	510	172	223			17	**922**	416	9	200			18	**643**

	Year to Date 2001							Year to Date 2002						
	Chile	Argentina	-	-	-	Interco	Flexible Packaging	Chile	Argentina	-	-	-	Interco	Flexible Packaging
Volume (tons)	4,974	2,221				0	**7,195**	5,161	1,768				0	**6,929**
Ch$ million														
Revenues	13,589	8,176				0	**21,765**	14,661	5,020				0	**19,680**
COGS	(13,003)	(7,574)				0	**(20,577)**	(12,880)	(4,414)				0	**(17,294)**
Gross Income	587	602				0	**1,188**	1,781	606				0	**2,387**
Gross Margin	*4.3%*	*7.4%*					***5.5%***	*12.1%*	*12.1%*					***12.1%***
SG&A	(960)	(623)				(106)	**(1,688)**	(983)	(240)				(131)	**(1,355)**
Operating Income	(373)	(21)				(106)	**(500)**	797	366				(131)	**1,032**
Operating Margin	*-2.7%*	*-0.3%*					***-2.3%***	*5.4%*	*7.3%*					***5.2%***
EBITDA	391	495				(104)	**782**	1,477	921				(131)	**2,266**
Headcount	486	164					**650**	463	156					**619**

	Year to Date 2001							Year to Date 2002						
	Aluminum Profiles	Curtain Walls	-	-	-	Interco	Aluminum	Aluminum Profiles	Curtain Walls	-	-	-	Interco	Aluminum
Volume (tons)	5,111						**5,111**	5,200	16					**5,216**
Ch$ million														
Revenues	11,885	2,771				(3)	**14,652**	14,065	401				0	**14,466**
COGS	(9,533)	(2,952)				2	**(12,483)**	(10,364)	(338)				0	**(10,701)**
Gross Income	2,352	(181)				(2)	**2,169**	3,702	63				0	**3,764**
Gross Margin	*19.8%*	*-6.5%*					***14.8%***	*26.3%*	*15.7%*					***26.0%***
SG&A	(1,548)	(453)				(64)	**(2,065)**	(1,460)	(75)				(78)	**(1,613)**
Operating Income	805	(635)				(66)	**105**	2,242	(13)				(78)	**2,152**
Operating Margin	*6.8%*	*-22.9%*					***0.7%***	*15.9%*	*-3.1%*					***14.9%***
EBITDA	1,167	(635)				(65)	**468**	2,531	17				(77)	**2,471**
Headcount	347	216					**563**	351	2					**353**

MADECO

Exhibit 7: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)	
	YTD June 01	YTD June 02	YTD June 01	YTD June 02
ASSETS				
Cash	1,944	2,809	3.1	4.1
Time deposits and marketable securities	4,747	142	7.5	0.2
Accounts receivable	80,499	48,386	128.0	70.3
Accounts receivable from related companies	497	731	0.8	1.1
Inventories	78,449	65,380	124.7	95.0
Recoverable taxes	7,110	4,361	11.3	6.3
Prepaid expenses and other current assets	13,205	17,250	21.0	25.1
Total current assets	**186,450**	**139,058**	**296.4**	**202.1**
Property, plant and equipment (net)	***217,500***	***208,918***	***345.8***	***303.6***
Investments	10,180	10,280	16.2	14.9
Goodwill (net)	33,042	33,066	52.5	48.1
Long-term receivables	2,595	2,887	4.1	4.2
Other	13,854	7,205	22.0	10.5
Total other assets	**59,671**	**53,439**	**94.9**	**77.7**
Total assets	**463,621**	**401,416**	**737.1**	**583.4**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term bank borrowings	91,572	84,810	145.6	123.3
Current portion of long-term bank and other debt	26,222	20,254	41.7	29.4
Current portion of bonds payable	1,629	3,613	2.6	5.3
Current portion of long-term liabilities	914	383	1.5	0.6
Dividends payable	488	345	0.8	0.5
Accounts payable	14,588	10,595	23.2	15.4
Notes payable	29,767	8,029	47.3	11.7
Other payables	1,510	1,670	2.4	2.4
Notes and accounts payable to related companies	589	760	0.9	1.1
Accrued expenses	6,574	6,402	10.5	9.3
Withholdings payable	2,663	1,484	4.2	2.2
Income taxes	-	0	-	-
Deferred income	-	0	-	-
Other current liabilities	837	559	1.3	0.8
Total current liabilities	**177,352**	**138,905**	**282.0**	**201.9**
Long-term bank and other debt	58,519	61,821	93.0	89.9
Bonds payable	43,189	64,559	68.7	93.8
Accrued expenses	4,510	8,767	7.2	12.7
Total long-term liabilities	**106,218**	**135,147**	**168.9**	**196.4**
Minority interest	**17,150**	**12,668**	**27.3**	**18.4**
Common stock (386,000,000 shares authorized and outstanding, without nominal (par value)	116,171	116,268	184.7	169.0
Share premium	5,783	5,788	9.2	8.4
Reserves	36,194	46,324	57.5	67.3
Retained earnings	4,753	(53,685)	7.6	(78.0)
Total shareholders' equity	**162,901**	**114,695**	**259.0**	**166.7**
Total liabilities and shareholders' equity	**463,621**	**401,416**	**737.1**	**583.4**

1 Exchange rate on June 2002 US$1.00 = 688.05
Exchange rate on June 2001 US$1.00 = 629

MADECO

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)	
	YTD June 01	YTD June 02	YTD June 01	YTD June 02
Cash received from customers	234,553	144,586	372.9	210.1
Financial income received	2,897	1,418	4.6	2.1
Dividends and other distributions	6	431	0.0	0.6
Other incomes	398	171	0.6	0.2
Payments to suppliers and employees	(217,986)	(130,381)	(346.6)	(189.5)
Interests paid	(11,990)	(9,880)	(19.1)	(14.4)
Income taxes paid	(1,890)	(334)	(3.0)	(0.5)
Other expenses	(758)	(520)	(1.2)	(0.8)
Added Value Tax and others	(7,557)	(7,739)	(12.0)	(11.2)
Net cash flow from operating activities	**(2,327)**	**(2,249)**	**(3.7)**	**(3.3)**
Sale of Property, Plant and Equipment	276	410	0.4	0.6
Sale of permanent investments	-	-	-	-
Sale of other investments	-	-	-	-
Other proceeds from investments	1,223	271	1.9	0.4
Acquisition of fixed assets	(4,192)	(4,628)	(6.7)	(6.7)
Permanent investments	-	-	-	-
Other disbursements	(6,413)	-	(10.2)	-
Net cash flow used in investing activities	**(9,105)**	**(3,947)**	**(14.5)**	**(5.7)**
Issuance of shares	-	-	-	-
Loans obtained	62,583	37,917	99.5	55.1
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(21)	(2)	(0.0)	(0.0)
Repayments of bank borrowings	(63,819)	(31,955)	(101.5)	(46.4)
Repayments of bonds	(687)	(732)	(1.1)	(1.1)
Payment of expenses related to shares issuance	-	-	-	-
Others	-	-	-	-
Net cash flow provided by financing activities	**(1,944)**	**5,227**	**(3.1)**	**7.6**
Net cash flow for the period	**(13,376)**	**(968)**	**(21.3)**	**(1.4)**
Effect of price-level restatements on cash and cash equivalents	(285)	(554)	(0.5)	(0.8)
Net increase in cash and cash equivalents	**(13,661)**	**(1,522)**	**(21.7)**	**(2.2)**
Cash and cash equivalents at the beginning of year	8,732	4,473	13.9	6.5
Cash and cash equivalents at end of the period	**(4,929)**	**2,951**	**(7.8)**	**4.3**

1 Exchange rate on June 2002 US$1.00 = 688.05
Exchange rate on June 2001 US$1.00 = 629

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madeco S.A.

/s/ Santiago Edwards Morice
Santiago Edwards Morice
Chief Financial Officer

Date: September 11, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MADECO S.A.

Albert Cussen M.
Chief Executive Officer

Date: September 11, 2002